March 10, 2020

Robert J. Delaversano
Principal Accounting Officer
OncoSec Medical Inc
24 North Main Street
Pennington, NJ 08534

       Re: OncoSec Medical Inc
           Form 10-K for the fiscal year ended July 31, 2019
           Filed October 28, 2019
           Form 10-Q for the quarterly period ended October 31, 2019 Filed December 13, 2019
           File No. 000-54318

Dear Mr. Delaversano:

        We have reviewed your February 27, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to a prior comment are to the comment in our February 13, 2020 letter.

Form 10-Q for the Quarterly Period Ended October 31, 2019

Financial Statements
Notes to Financial Statements
Note 8 - Commitments and Contingencies
Note 8 -License Agreement and Services Agreement, page 23

1. We refer to your response to prior comment 1, and your statement that you made the decision to exclude the minimum royalty percentage, as filed on Form 8-K as Exhibit 10.3 on October 11, 2019, on the basis that such information is (i) not material and (ii) would be competitively harmful if publicly disclosed. Please note that material information about your material agreements must be disclosed. Although you may request confidential
 Robert J. Delaversano
OncoSec Medical Inc
March 10, 2020
Page 2
         treatment for specific provisions in these agreements that may cause substantial competitive harm, your disclosure should provide investors with information regarding the material provisions of those agreements that would allow investors to evaluate the agreements in the context of your business. We reiterate our comment in part with regard to the disclosure of "up to 20% royalties": Please disclose the minimum royalty rate and a royalty range that does not exceed a 10-point range.
       You may contact Lisa Vanjoske at 202-551-3614 or Daniel Gordon at 202-551-3486 if
you have questions regarding the comment.



FirstName LastNameRobert J. Delaversano                      Sincerely,
Comapany NameOncoSec Medical Inc
                                                             Division of
Corporation Finance
March 10, 2020 Page 2                                        Office of Life
Sciences
FirstName LastName